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                                                                    Exhibit 12.1


Arch Coal, Inc.
Ratio of Earnings to Fixed Charges and Preference Dividends
(Dollars in thousands, except ratios)


                                                  Nine                          Year Ended December 31,
                                                 Months      ---------------------------------------------------------
                                                  Ended
                                                September
                                                 30, 2004       2003        2002        2001       2000         1999
                                               -----------   ---------    --------    -------    --------    ---------
Earnings:
   Pretax income (loss)                          110,410      (2,870)     (21,562)     2,509     (16,736)    (415,793)
   Fixed charges net of capitalized               52,912      59,656       59,566     68,424      96,497       98,167
     interest
   Amortization of capitalized interest               86          75           45         40          56            -
                                                 -------      ------      -------     ------     -------     --------
     Earnings before taxes and fixed             163,408      56,861       32,966     70,973      79,817     (317,626)
       charges

Fixed charges:
   Interest expense                               45,062      50,133       51,922     64,211      92,132       91,248

   Capitalized interest                                -           -         (711)         -           -       (1,190)
   Preferred dividends                             5,391       6,589            -          -           -            -
   Arch Western Resources LLC dividends
     on preferred membership interest                 72          95           95         95          96           95
   Portions of rent which represent an
     interest factor                               2,387       2,839        3,177      4,118       4,269        8,014
                                                 -------      ------      -------     ------     -------     --------
     Total fixed charges                          52,912      59,656       54,483     68,424      96,497       98,167

RATIO OF EARNINGS TO FIXED CHARGES                  3.09        (a)          (a)        1.04       (a)         (a)


(a) The deficiency of earnings to cover fixed charges and preference dividends was $2,795, $21,517, $16,680 and $415,793 for the years ended December 31, 2003,
2002, 2000 and 1999, respectively.